UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  2)1

A. Schulman, Inc.
(Name of Issuer)

Common Stock, par value $1.00  per share
(Title of Class of Securities)

808194104
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 327,738
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 327,738
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 327,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON RCG ENTERPRISE, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 327,738
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 327,738
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 327,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 998,073
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 998,073
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 998,073
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON STARBOARD VALUE & OPPORTUNITY FUND, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 736,984
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 736,984
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 736,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,062,795
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,062,795
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,062,795
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON RAMIUS CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,062,795
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,062,795
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,062,795
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,062,795
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,062,795
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,062,795
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,062,795
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,062,795
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,062,795
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,062,795
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,062,795
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,062,795
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,062,795
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,062,795
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,062,795
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,062,795
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,062,795
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,062,795
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON MICHAEL CAPORALE, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%**
14	TYPE OF REPORTING PERSON IN

**SEE ITEM 5

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON LEE MEYER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%**
14	TYPE OF REPORTING PERSON IN

 **SEE ITEM 5

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%**
14	TYPE OF REPORTING PERSON IN

**SEE ITEM 5

CUSIP NO. 808194104

1	NAME OF REPORTING PERSON YEVGENY V. RUZHITSKY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%**
14	TYPE OF REPORTING PERSON IN

**SEE ITEM 5

CUSIP NO. 808194104

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

At the Annual Meeting of Stockholders held by the Issuer on January 10, 2008, Starboard Value and Opportunity Master Fund Ltd.’s director nominees, Michael Caporale, Jr. and Lee Meyer, were elected to the Board of Directors of the Issuer.  The election results were certified on January 16, 2008.  Accordingly, Messrs. Caporale, Jr. and Meyer are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 2 to the Schedule 13D.  Messrs. Mitchell and Ruzhitsky also are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 2 to the Schedule 13D. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,953,541 Shares outstanding, which is the total number of Shares reported to be outstanding as of December 31, 2007 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on January 9, 2008.

A.	Parche

(a)	As of the close of business on January 15, 2008, Parche beneficially owned 327,738 Shares.

Percentage: 1.2% as of the close of business on January 15, 2008.

(b)	1. Sole power to vote or direct vote: 327,738
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 327,738
4. Shared power to dispose or direct the disposition: 0

(c)	Parche has not entered into any transactions in the Shares during the past 60 days.

B.	Starboard

(a)	As of the close of business on January 15, 2008, Starboard beneficially owned 998,073 Shares.

Percentage: 3.6% as of the close of business on January 15, 2008.

(b)	1. Sole power to vote or direct vote: 998,073
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 998,073
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 808194104

(c)	Starboard has not entered into any transactions in the Shares during the past 60 days.

C.	Starboard Value

(a)	As of the close of business on January 15, 2008, Starboard Value beneficially owned 736,984 Shares.

Percentage: 2.6% as of the close of business on January 15, 2008.

(b)	1. Sole power to vote or direct vote: 736,984
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 736,984
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value has not entered into any transactions in the Shares during the past 60 days.

D.	RCG Enterprise

(a)	RCG Enterprise, as the sole non-managing member of Parche and owner of all economic interests therein, may be deemed the beneficial owner of the 327,738 Shares owned by Parche.

Percentage: 1.2% as of the close of business on January 15, 2008.

(b)	1. Sole power to vote or direct vote: 327,738
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 327,738
4. Shared power to dispose or direct the disposition: 0

(c)	RCG Enterprise has not entered into any transactions in the Shares during the past 60 days.

E.	RCG Starboard Advisors

(a)
RCG Starboard Advisors, as the managing member of each of Parche and Starboard Value and the investment manager of Starboard, may be deemed the beneficial owner of the (i) 998,073 Shares owned by Starboard, (ii) 327,738 Shares owned by Parche and (iii) 736,984 Shares owned by Starboard Value.

Percentage: 7.4% as of the close of business on January 15, 2008.

(b)	1. Sole power to vote or direct vote: 2,062,795
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,062,795
4. Shared power to dispose or direct the disposition: 0

(c)	RCG Starboard Advisors has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 808194104

F.	Ramius Capital

(a)
Ramius Capital, as the sole member of RCG Starboard Advisors, may be deemed the beneficial owner of the (i) 998,073 Shares owned by Starboard, (ii) 327,738 Shares owned by Parche and (iii) 736,984 Shares owned by Starboard Value.

Percentage: 7.4% as of the close of business on January 15, 2008.

(b)	1. Sole power to vote or direct vote: 2,062,795
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,062,795

4. Shared power to dispose or direct the disposition: 0

(c)	Ramius Capital has not entered into any transactions in the Shares during the past 60 days.

G.	C4S

(a)
C4S, as the managing member of Ramius Capital, may be deemed the beneficial owner of the (i) 998,073 Shares owned by Starboard, (ii) 327,738 Shares owned by Parche and (iii) 736,984 Shares owned by Starboard Value.

Percentage: 7.4% as of the close of business on January 15, 2008.

(b)	1. Sole power to vote or direct vote: 2,062,795
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,062,795
4. Shared power to dispose or direct the disposition: 0

(c)	C4S has not entered into any transactions in the Shares during the past 60 days.

H.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owners of the (i) 998,073 Shares owned by Starboard, (ii) 327,738 Shares owned by Parche and (iii) 736,984 Shares owned by Starboard Value.

Percentage: 7.4% as of the close of business on January 15, 2008.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,062,795
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,062,795

(c)	None of Messrs. Cohen, Stark, Strauss and Solomon has entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 808194104

I.
None of Messrs. Caporale, Jr., Meyer, Mitchell and Ruzhitsky directly owns any Shares nor have they entered into any transactions in the Shares during the past 60 days.  Each of Messrs. Caporale, Jr., Meyer, Mitchell and Ruzhitsky, as a member of a “group” for the purposes of Section 13(d)(3) of the 1934 Act, may be deemed to be a beneficial owner of the (i) 998,073 Shares owned by Starboard, (ii) 327,738 Shares owned by Parche and (iii) 736,984 Shares owned by Starboard Value.  Each of Messrs. Caporale, Jr., Meyer Mitchell or Ruzhitsky disclaims beneficial ownership of such Shares, except to the extent of their pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

Item 6 is hereby amended to add the following:

The Reporting Persons have terminated the Joint Filing and Solicitation Agreement, as amended, dated October 22, 2007.

On January 16, 2008, Starboard Value and Opportunity Master Fund Ltd., Starboard Value & Opportunity Fund, LLC, Parche, LLC, RCG Enterprise, Ltd, RCG Starboard Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon (collectively, the “Group”) entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons who will remain Reporting Persons subsequent to the filing of this Amendment No. 2 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1
Joint Filing Agreement, dated January 16, 2008, by and among Starboard Value and Opportunity Master Fund Ltd., Starboard Value & Opportunity Fund, LLC, Parche, LLC, RCG Enterprise, Ltd, RCG Starboard Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon.

CUSIP NO. 808194104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 2008

PARCHE, LLC

STARBOARD VALUE &
OPPORTUNITY FUND, LLC
By: RCG Starboard Advisors, LLC,
their managing member

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
By: RCG Starboard Advisors, LLC,
its investment manager

RCG STARBOARD ADVISORS, LLC
By: Ramius Capital Group, L.L.C.,
its sole member

RCG ENTERPRISE, LTD
By: Ramius Capital Group, L.L.C.,
its investment manager

RAMIUS CAPITAL GROUP, L.L.C.
By: C4S & Co., L.L.C.,
as managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
Name:	Jeffrey M. Solomon
Title:	Authorized Signatory

/s/ Jeffrey M. Solomon	/s/ Mark R. Mitchell
JEFFREY M. SOLOMON	MARK R. MITCHELL
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Michael Caporale, Jr. and Lee Meyer

/s/ Yevgeny V. Ruzhitsky
YEVGENY V. RUZHITSKY

CUSIP NO. 808194104

EXHIBIT INDEX

Exhibit	Exhibit Number
Joint Filing Agreement, dated January 16, 2008, by and among Starboard Value and Opportunity Master Fund Ltd., Starboard Value & Opportunity Fund, LLC, Parche, LLC, RCG Enterprise, Ltd, RCG Starboard Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon.	99.1